Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

January 30, 2013

Range Resources Corporation

100 Throckmorton Street

Suite 1200

Fort Worth, Texas 76102

Gentlemen:

Pursuant to your request, we have conducted a reserves audit of the net proved crude oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2012, of certain properties owned by Range Resources Corporation (Range). These properties consist of certain productive leasehold interests located in Oklahoma and Texas. This evaluation was completed on January 30, 2013. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain United States Securities and Exchange Commission filings by Range. Range has represented that these properties account for 8 percent on a net equivalent basis of Range’s net proved reserves as of December 31, 2012, and that the net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided to us by Range that it represents to be Range’s estimates of the net reserves, as of December 31, 2012, for the same properties as those which we evaluated.

Reserves included herein are expressed as net reserves as represented by Range. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2012. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Range after deducting all interests owned by others.

Estimates of oil, condensate, NGL, and natural gas should be regarded only as estimates that may change as further production history and additional

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information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with Range personnel, Range files, from records on file with the appropriate regulatory agencies, and from public sources. Additionally, this information includes data supplied by IHS Energy; Copyright 2012 IHS Energy. In the preparation of this report we have relied, without independent verification, upon such information furnished by Range with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

An analysis of reservoir performance including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves. For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

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Definition of Reserves

Petroleum reserves estimated by Range and by us included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by Range and by us in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

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(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

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Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

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Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil, Condensate, and NGL Prices

Range has represented that the oil, condensate, and NGL prices were based on a 12-month average price (reference price), calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Range supplied differentials by field to a West Texas Intermediate reference price of $95.05 per barrel and the prices were held constant thereafter. The volume-weighted average price was $92.80 per barrel for oil and condensate and $40.69 per barrel for natural gas liquids.

Natural Gas Prices

Range has represented that the natural gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The gas prices were calculated for each property using differentials to the Henry Hub reference price of $2.76 per MMbtu furnished by Range and held constant thereafter. The volume-weighted average price was $2.21 per Mcf.

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by Range, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2012, estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

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Range has represented that estimated net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC. Range represents that its estimates of the net proved reserves attributable to these properties which represent 8 percent of Range’s reserves on a net equivalent basis are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and millions of cubic feet equivalent (MMcfe) of gas.

Our estimates of Range’s net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC. Range has represented that its estimates of net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC. Estimates of proved reserves by DeGolyer and MacNaughton and Range are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and millions of cubic feet of gas equivalent (MMcfe):

	Estimated as of December 31, 2012
	DeGolyer and MacNaughton	Range Resources
Proved Net Reserves
Oil and Condensate, Mbbl	15,724	15,812
Natural Gas Liquids, Mbbl	34,298	34,548
Sales Gas, MMcf	221,795	223,712
Net Equivalent, MMcfe	521,924	525,874
Future Gross Revenue, M$	3,343,644	3,397,885
Production and Ad Valorem Taxes, M$	263,156	267,149
Operating Expenses, M$	675,182	659,187
Capital Costs, M$	279,319	290,875
Future Net Revenue, M$	2,125,987	2,180,674
Present Worth at 10 Percent, M$	956,080	974,548

Notes:

1.	Net equivalent million cubic feet is based on 1 barrel of oil, condensate, or natural gas liquids being equivalent to 6,000 cubic feet of gas.
2.	The numbers in this table may not exactly add due to rounding.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50- 31(a),

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(b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

In comparing the detailed net proved reserves estimates prepared by us and by Range, we have found differences, both positive and negative, resulting in an aggregate difference of less than 1 percent when compared on the basis of net equivalent gas. It is our opinion that the net proved reserves estimates prepared by Range on the properties reviewed by us and referred to above, when compared on the basis of net equivalent barrels, in aggregate, do not differ materially from those prepared by us.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Range. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Range. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716

/s/ Paul J. Szatkowski
Paul J. Szatkowski, P.E.
Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Paul J. Szatkowski, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Range dated January 30, 2013, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.	That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in 1974; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 38 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Paul J. Szatkowski
Paul J. Szatkowski, P.E.
Senior Vice President
DeGolyer and MacNaughton